TXU Corp. 1601 Bryan Street Dallas, TX 75201

October 13, 2006

By EDGAR and Facsimile

Division of Corporation Finance
Securities and Exchange Commission
Station Place
100 F Street NE
Washington, D.C. 20549

Attention:	Mr. William Choi
Accounting Branch Chief

RE: TXU Corp.
2005 Form 10-K

Ladies and Gentlemen:

Transmitted herewith are the responses of TXU Corp. (“TXU”) to the comments made in your letter dated September 22, 2006 to David A. Campbell, Executive Vice President and Acting Chief Financial Officer of TXU Corp. Your comments and our responses thereto are set forth below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Appendix A, page A-1
Financial Statements, page A-63
Statements of Consolidated Income, page A-63

Comment 1: We note that you have presented per share amounts for your “exchangeable preferred membership interest buyback premium” and “preference stock dividends”. Please revise your financial statements to remove these per-share amounts. Refer to paragraph 37 of SFAS 128.

October 13, 2006

Response: The statement of consolidated income reconciles the amount of income from continuing operations before extraordinary gain (loss) and cumulative effect of changes in accounting principles to the amount of net income (loss) available for common stock for each year presented. The corresponding reconciliation of these amounts on a per share basis was also provided in the statement. Both the buyback premium and preferred stock dividends are components of the reconciliation. Given the significance of the buyback premium ($849 million, or $1.41 per share), we believed the per share amount was important and useful information to the readers of the financial statements, and the visibility was greatest in the statement of consolidated income. However, in all future filings we will provide these per share amounts only in a footnote in accordance with SFAS 128.

Notes to Financial Statements, page A-70
Note 1. Significant Accounting Policies, page A-70

Comment 2: We note your reference to the $1.02 unfavorable impact from the accelerated share repurchase program settled in May 2005. Absent your ability to demonstrate to us why this non-GAAP measure is meaningful to investors and how it is used by management, we believe you should remove this non-GAAP per share measure in all future filings.

Response: We believe this per share impact is a GAAP measure, and that the disclosure in the Note is in accordance with paragraph 37 of SFAS 128. EITF 99-7 addresses the accounting for Accelerated Share Repurchase (ASR) programs and states that an ASR program should be viewed as two separate transactions: (i) shares of common stock acquired as treasury stock and (ii) a forward contract indexed to the entity’s own common stock. As discussed in Note 8 on page A-89 of the 2005 Form 10-K, the ASR agreement was subject to a future contingent purchase price adjustment based on the actual price of the shares purchased by the counterparty and settleable in cash or stock at our option. This provision of the agreement represented the forward contract. Because we stated our intention to (and ultimately did) settle the ASR purchase price adjustment in cash, guidance under EITF D-72, which addresses the effect of contracts settleable in cash or stock on the computation of diluted earnings per share, requires that in calculating diluted earnings per share, earnings amounts should be adjusted by the change in fair value of the settlement liability. As disclosed in the Note on page A-70 of the 2005 Form 10-K, the change in fair value of the settlement liability was an increase of $498 million (without tax benefit), which resulted in a reduction in diluted earnings per share of $1.02 as calculated under EITF D-72.

October 13, 2006

Note 2. Restructuring Actions in 2004, page A-74

Comment 3: We have reviewed the items identified as restructuring activities and have the following comments:

•	Please reconcile for us the amount of severance liabilities recorded during 2004 as presented in your summary table with those amounts discussed in detail in the notes.

Response: The severance amounts disclosed in the summary table in this Note reconcile to the amounts presented in the narrative explanations of the various restructuring activities. Please refer to the attached schedule (Attachment A) which provides an analysis of all severance charges.

Comment 3 (continued):

•
Please tell us how your $40 million charge recorded in the second quarter of 2004 to indemnify Capgemini for severance costs incurred by Capgemini for former TXU Corp. employees terminated within 21 months of their transfer to Capgemini met the conditions for recognition as a liability when recorded.

Response: Under the terms of the agreement with Capgemini Energy (Capgemini), former employees of TXU subsidiaries severed by Capgemini (other than for cause) would be entitled to receive severance benefits from Capgemini identical to the benefits under the terms of TXU's severance policy, which took into account an employee’s years of service in computing severance benefits, as if the employee had never left employment of the TXU subsidiary.  Under the agreement, the relevant TXU subsidiaries committed to reimburse Capgemini up to $40 million, with a minimum payment of $8.4 million, for severance costs projected to be incurred by Capgemini for former TXU subsidiary employees within 18 months of the employees’ transfer date of July 1, 2004 (extended to 21 months in December 2005).

The $40 million amount was based on an analysis of positions expected to be eliminated by Capgemini and estimation of related severance costs.

Because of the unique nature of the arrangement, we reviewed guidance provided in SFAS 88, SFAS 112 and SFAS 146, all of which address postemployment benefits arising from terminations. We also reviewed the guidance in FSP 146-1, which clarifies the definition of a one-time benefit arrangement.

October 13, 2006

We determined that the accounting for the arrangement should be based on guidance in SFAS 146, which deals with accounting for costs associated with exit activities, and applies to termination benefits provided to employees involuntarily terminated under a one-time benefit arrangement. The broader Capgemini arrangement was considered to be an exit activity, as significant activities of TXU subsidiaries involving information technology, human resources, customer service, billing and accounting were being outsourced. Further, the termination benefit arrangement for employees who had transferred to Capgemini was considered one-time in nature because TXU's severance policy was modified by the granting of an exception to allow benefits to be paid to employees offered employment by another entity, which typically only occurs in a merger or acquisition transaction.

Our conclusion that recognition of the $40 million in severance-related costs as a charge in the second quarter of 2004 was appropriate was based on: (a) all the conditions of paragraph 8 of SFAS 146 had been met; i.e., the termination plan had been committed to by senior management, numbers and types of positions to be eliminated had been identified, benefits to be paid had been communicated to employees in sufficient detail to determine what they would receive if terminated and it was unlikely the plan would be changed or withdrawn, and (b) immediate recognition as provided by paragraph 10 of SFAS 146 was applicable because the employees were not required to render future service to a TXU subsidiary to be eligible for the benefits.

Comment 3 (continued):

•
Please provide us with a detailed description of your self-nomination severance program and the other involuntary severance actions resulting in the $77 million severance charge in 2004. In this regard, please provide us an analysis of all severance costs recorded in 2004.

Response: With respect to self-nominated severances, TXU subsidiaries offered a total of eight programs over the period from April to November 2004 covering employees at headquarters locations, generation plants and lignite mines. Under the terms of the programs, employees were offered severance benefits under TXU's severance policy and generally had two to three weeks to volunteer for separation.

In addition, for the period from June through December 2004, involuntary severances were initiated to achieve targeted headcount reductions not met through the self-nomination process.

October 13, 2006

Under both the self-nomination and involuntary severance actions, separated employees received termination benefits including severance pay based on years of service, unused vacation pay, outplacement services and medical benefits under COBRA, in accordance with TXU's severance policy. Because of the significance of the 2004 restructuring actions, termination benefits also included cash payments in lieu of pro rata incentive bonuses. Employees were not required to render service beyond a minimum retention period in order to receive the termination benefits.

See Attachment A for a detailed analysis of all severance charges recorded in 2004.

Comment 3 (continued):

•	Tell us why you have classified your $84 million accrual for an expected settlement in 2004 and your $150 million payment to settle a class action lawsuit in 2005 as restructuring activities; and
•	Tell us why your $21 million rate settlement is included in your restructuring activities.

Response: In February 2004, C. John Wilder joined TXU as Chief Executive Officer. Mr. Wilder initiated an overall restructuring plan to restore TXU’s financial and operational strength and to mitigate various risks relating to TXU’s and its subsidiaries’ businesses. The litigation and rate case settlements were reported in the Note titled “Restructuring Activities” because the efforts to expeditiously address and resolve these contingencies were initiatives managed as part of TXU’s overall restructuring plan. Internal communications as well as those with the investment community characterized these settlements as part of the overall restructuring plan. Characterization of the settlements as restructuring activities and inclusion of the settlements in the “Restructuring Activities” Note had no effect on the accounting for the settlements or the classification of the expenses in the statement of consolidated income. We believe the classification of the expenses as “Other Deductions”, as disclosed in the Note, would be appropriate regardless of the characterization of the settlements.

Note 5. Extraordinary Items, page A-80
Purchase of Lease Trust Interest, page A-80

Comment 4: We note that you have recorded a $50 million extraordinary loss related to an agreement to purchase the owner participant interest in a trust established to lease combustion turbines. Please tell us the following with respect to this transaction:

•
Tell us why you believe this loss is properly classified as extraordinary. In doing so, please provide detailed explanations as to why this transaction is unusual in nature and infrequent in occurrence. Refer to APB 30.

October 13, 2006

Response: We believe the applicable guidance is FIN 46R, not APB 30.

As disclosed in the Note, the effects of the agreement to purchase the owner participant interest in the lease trust were accounted for under FIN 46R, which addresses consolidation of variable interest entities.  In 1987, a subsidiary of TXU now known as TXU US Holdings Company (“TXU US Holdings”) executed a participation agreement and a lease agreement with respect to nine combustion turbines for use in its generation operations. Under the terms of the agreements, TXU US Holdings agreed to lease the turbines from a trust established to hold the turbines on behalf of an owner participant holding the equity interest in the trust. The lease agreement had been accounted for as an operating lease. (See discussion below regarding the liability established in 2004 for certain turbines under the lease.)

The loss recognized as a result of the agreement to purchase the owner participant interest in the trust represented the amount by which the consideration to be paid plus the fair value of the liabilities to be assumed exceeded the fair value of the assets to be acquired plus the previously recorded liability (for certain of the turbines) that was being reversed. The trust’s assets predominantly consist of the combustion turbines, and its liabilities predominantly consist of long-term debt.

The loss on the purchase of the owner participant interest in the trust was classified as extraordinary in accordance with paragraph 21(b) of FIN 46R. This paragraph applied because (a) the trust met the definition of a variable interest entity and was subject to consolidation by the owner participant per the guidance in paragraphs 5(b) and 14 of FIN 46R, and (b) the trust failed to meet the definition of a “business” as articulated in Appendix C of FIN 46R. Paragraph 21(b) of FIN 46R states that a loss upon consolidation of a variable interest entity that is not a business should be reported as an extraordinary loss.

The trust was a variable interest entity subject to consolidation by the owner participant because under paragraph 5(b)(1), the owner participant did not have the ability either directly or indirectly to make decisions about the trust’s activities to significantly affect the success of the trust, and the owner participant absorbed the variability of the trust’s returns (in accordance with paragraph 14).

By the nature of the trust’s activities, the trust does not have the inputs, processes and outputs as defined in Appendix C to meet the definition of a “business”.

Comment 4 (continued):

•	Tell us why you have recorded this transaction in December 2005, when the agreement was executed and in advance of the anticipated closing date in March 2006.

October 13, 2006

Response: The agreement entered into in December 2005 to purchase the owner participant interest in the lease trust had minimal closing conditions other than the passage of time. The sale and purchase did not require shareholder or regulatory approval. We determined that consolidation of the trust at December 31, 2005 was appropriate considering the guidance in paragraphs 6 and B10 of FIN 46R.

Under paragraph 6, the determination of a variable interest should be made at the date an enterprise “becomes involved with” an entity. Paragraph B10 indicates that written put options may represent variable interests in an entity. In analyzing the facts and circumstances of our transaction, we determined that, under the December agreement, the previous owner of the trust effectively received and exercised a legally binding right to put its interest in the trust to TXU US Holdings. The closing of the transaction in March 2006 was therefore deemed to be a deferred settlement of the previous owner’s exercised put because there were no closing conditions of any significance.

Comment 4 (continued):

•
Please explain why a $59 million liability related to the combustion turbine lease was recorded prior to your consolidation given that it was accounted for as an operating lease. In this regard, we note your future minimum lease payment disclosure on page A-92.

Response: As disclosed in Note 2 on page A-75 of the 2005 Form 10-K under the heading “Actions Related to Generation Operations”, TXU and its subsidiaries committed to cease operating for their own benefit nine leased gas-fired combustion turbines and recorded a liability of $157 million in December 2004. The charge was recorded in accordance with SFAS 146. These combustion turbines were leased from two separate lease trusts. Because three of the nine combustion turbines were owned by the lease trust in which TXU US Holdings was purchasing the owner participant interest, a portion ($59 million) of the previously recorded liability was reversed upon consolidation of the trust. The commitment to cease operation of the combustion turbines for the subsidiaries' own benefit remains unchanged.

* * * * * *

TXU Corp. acknowledges that:

•	TXU Corp. is responsible for the adequacy and accuracy of the disclosure in the 2005 Form 10-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2005 Form 10-K; and
•	TXU Corp. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 13, 2006

We would be grateful if the Commission would direct all questions or comments to the undersigned or to Stan Szlauderbach, Senior Vice President and Controller, at Energy Plaza, 1601 Bryan St., Dallas, Texas 75201, by facsimile at (214) 812-6623 or by telephone at (214) 812-8726.

Very truly yours,

/s/ David A. Campbell
------------------------------------
David A. Campbell
Executive Vice President and
Acting Chief Financial Officer

cc:	Yong Kim (Securities and Exchange Commission)
Stan J. Szlauderbach (SVP and Controller, TXU Corp.)
Safal K. Joshi (Associate General Counsel, TXU Business Services Company)

TXU Corp.
Attachment A

Detail of 2004 Severance Costs

	$ in Millions
Category	Number of Employees	Charges		Payments	Adjustments to Accruals	Remaining Accruals at September 30, 2006

Severance to be paid by Capgemini and reimbursed by TXU Corp.	1,245	$40		$(37)	$(2)	$1

Administrative and support staff	343	$32		$(30)	$(2)	$-
Executives	14	31	(a)	(31)	-	-
Capgemini other costs	1,245	12	(b)	(8)	(4)	-
Nuclear generation plant	30	2		(2)	-	-
Sub-total		$77		$(71)	$(6)	$-

Natural gas-fired generation plants	124	$9		$(6)	$(3)	$-
Lignite mines	119	6		(5)	(1)	-
Sub-total		$15	(c)	$(11)	$(4)	$-

Total		$132		$(119)	$(12)	$1

Severance charges per table on page A-74 of 2005 10-K

TXU Energy Holdings segment
Allocation of Capgemini severance		$27	(d)
TXU Energy administrative and support staff		31
Allocation of corporate costs		34	(e)
Natural gas-fired generation plants and lignite mines		15
Sub-total		$107

TXU Electric Delivery segment
Allocation of Capgemini severance		13	(d)
Allocation of corporate costs		7	(e)
Sub-total		$20

Corporate and Other		5

Total		$132

(a)	Generally in accordance with employment agreements.
(b)
Includes one-time transition bonuses, earned vacation and cash payments in lieu of pro rata incentive bonuses paid by TXU to employees outsourced to Capgemini on July 1, 2004. These incentive bonus-related amounts were paid in March 2005 consistent with all other TXU incentive bonus payments, and the other costs were paid largely in July 2004.

(c)	Agrees to paragraph 3 on page A-76. Impairment costs referred to in this paragraph totaled approximately $1 million.
(d)	Allocated based on relative share of historical costs of activities outsourced.
(e)
Includes allocation of corporate administrative and support staff costs, corporate executive costs and Capgemini other costs. Allocation based on methodologies used in the historical allocations of shared services costs to the business units.